GHISLAIN FOURNIER, p. ENG.
Manager, Corporate Development
AURIZON MINES LTD.
C.P. 487, 1010 – 3eme Avenue Est
Val-d'Or, Quebec J9P 4P5
Telephone: (819) 874-4511
Fax: (819) 874-3391
Email: ghislain.fournier@aurizon.qc.ca

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Securities Commission
The United States Securities Commission
American Stock Exchange

I, Ghislain Fournier, P.eng., do hereby consent to the filing of written disclosure of a technical report entitled *Technical Report, Casa Berardi Property, Northwestern Quebec prepared by Ghislain Fournier, P. Eng., dated June 9, 2005* (the "Technical Report") and of any extracts from or a summary of the Technical Report in the Annual Information Form for the Fiscal Year ended December 31, 2006 (the "AIF") and Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2006 (the "Form 40-F") of Aurizon Mines Ltd., and to the filing of the AIF and the Form 40-F with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF or Form 40-F of Aurizon Mines Ltd. or in the Internal Technical Report by Ghislain Fournier, P. Eng., contains any misrepresentation of the information contained in the Technical Report.

Dated this 31 th day of March, 2007.

Ghislain Fournier ing. (Seal or Stamp)
Signature of Qualified Person

INGENIEUR
Ghislain Fournier
39839
QUEBEC

Ghislain Fournier, eng.
Print Name of Qualified person